UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                 Celeritek, Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150926103
                                    ---------
                                 (CUSIP Number)

                                 Tamer Husseini
                                 Celeritek, Inc.
                              3236 Scott Boulevard
                          Santa Clara, California 95054
                                 (408) 986-5060
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 5, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150926103                      SCHEDULE 13D
-------------------

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      1.    Names of Reporting Persons: Anaren Microwave, Inc.

            I.R.S. Identification Nos. of above persons (entities only):
            16-0928561

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  [ ]
            (b)  [ ]

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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions)

            WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)

            [ ]

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      6.    Citizenship or Place of Organization

            New York

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--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power                      777,300
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power                     - 0 -
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power                 777,300
Reporting         --------------------------------------------------------------
Person With       10.   Shared Dispositive Power                - 0 -
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            777,300 shares of Common Stock

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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]

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      13.   Percent of Class Represented by Amount in Row (11)

            6.35%

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      14.   Type of Reporting Person (See Instructions)

            CO

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      This Amendment No. 1 amends the statement on Schedule 13D (the "Schedule
13D") filed with the Securities and Exchange Commission on July 11, 2002, by Anaren Microwave, Inc., a New York corporation ("Anaren"), with respect to its ownership of common stock, no par value ("Common Stock"), of Celeritek, Inc., a California corporation ("Celeritek"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

      In the morning of Friday, August 2, 2002, Celeritek held its annual meeting of shareholders (the "Annual Meeting") at its principal executive offices in Santa Clara, California. Representatives of Anaren, including Lawrence A. Sala, its Chairman, President and Chief Executive Officer, attended the Annual Meeting.

      At the request of Anaren, in the afternoon of the same day, Tamer Husseini, Celeritek's Chairman, President and Chief Executive Officer, Margaret
E. Smith, Celeritek's Vice President, Finance and Chief Financial Officer, and Celeritek's outside counsel met with Anaren's representatives to discuss Anaren's overtures. At the outset of this meeting, Mr. Husseini stated that Celeritek has adopted a "stand-alone strategy" and indicated that Celeritek is not interested in negotiating a business combination transaction between Anaren and Celeritek. Following Mr. Sala's stated rationale for why Anaren believes a potential business combination has merit, Celeritek's counsel stated that Celeritek would further consider Anaren's position and Celeritek's counsel would contact Anaren during the week of August 5, 2002.

      During subsequent conversations, Celeritek's outside counsel informed Anaren's counsel that Celeritek continues to prefer a stand alone strategy, but offered Anaren the opportunity to present its position to Celeritek's Board of Directors, and indicated that if Anaren was willing to sign a standstill agreement (terms of which were not disclosed), Celeritek would consider allowing Anaren to perform certain due diligence.

      Anaren's management continues to believe in the merits of a business combination between Celeritek and Anaren and the potential benefits to the shareholders, customers and employees of each company. Given the disappointing response from Celeritek, Anaren intends to consider all of the alternatives available to it, and may pursue one or more of the possible actions outlined in the Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 6, 2002                        ANAREN MICROWAVE, INC.

                                            By: /s/ Lawrence A. Sala
                                                --------------------------------
                                            Name:  Lawrence A. Sala
                                            Title: Chairman, President and Chief
                                                   Executive Officer